March 2, 2015

M. Hughes Bates Special Counsel United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Wells Fargo Commercial Mortgage Trust 2012-LC5 (the “Transaction”) Form 10-K for Fiscal Year Ended December 31, 2013 Filed March 31, 2014 File No. 333-172366-04

Dear M. Hughes Bates:

On behalf of Wells Fargo Commercial Mortgage Securities, Inc. (the “Company”), we thank you for your letter, dated February 2, 2015, transmitting the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Form 10-K (the “Filing”).

Below are our responses, on behalf of the Company, to each of the comments included in your letter. The responses follow each of the Staff’s comments, which have been retyped below.

Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria, page 5, and Schedule A to Exhibit 33.2

Comment:

1.
We note the disclosure here regarding National Tax Search, LLC’s identified material instance of noncompliance with Item 1122(d)(2)(vii) servicing criterion, and the statement that “certain reconciliations were not completed within 30 calendar days…[and] [c]ertain reconciling items lacked proper explanations and were not resolved within 90 day [sic] calendar days…” With a view to disclosure, please tell us:

David S. Burkholder   Tel 704-348-5309   Fax +1 704 348 5200   david.burkholder@cwt.com

M. Hughes Bates
March 2, 2015

•	whether the transaction covered by this Form 10-K is part of the sample transactions reviewed to assess compliance with the applicable servicing criterion;

•	if the transaction covered by this Form 10-K was part of the transactions reviewed, whether the identified instance of noncompliance involved this transaction;

•	identification of the “certain reconciliations” and “certain reconciling items” that were impacted by the material instance of noncompliance;

•	the nature, extent and scope of the reconciliations that were not completed or resolved within the specified time frames; and

•	whether investors were materially impacted or affected as a result of the material instance of noncompliance.

Response:

With respect to the report on assessment of compliance with applicable servicing criteria of National Tax Search, LLC (“NTS”) filed as  Exhibit 33.2 to the Filing (the “NTS Assessment”), representatives of Wells Fargo, National Association, which engaged NTS as a vendor, have advised us that NTS did not perform any of the servicing criteria covered by the NTS Assessment for the Transaction and, as such, the Transaction was not part of the sample transactions reviewed to assess compliance with the applicable servicing criteria for NTS nor did the instance of noncompliance identified in the NTS Assessment involve the Transaction.

The “certain reconciliations” related to the material instance of noncompliance were three (3) reconciliations (out of a total of 105 reconciliations sampled in two separate groups) that were not completed within 30 days of the bank statement cutoff date. The “certain reconciling items” related to the material instance of noncompliance were from the same three (3) reconciliations identified above and related to reconciliations that (i) lacked explanations for the reconciling items and (ii) were not resolved within 90 days of the original identification.

As the instance of noncompliance identified in the NTS Assessment did not involve the Transaction, investors in the Transaction were not materially impacted or affected as a result of the material instance of noncompliance.

M. Hughes Bates
March 2, 2015

Comment:

2.
Please confirm that any Item 1122 report provided in connection with future filings that identifies a material instance of noncompliance with the servicing criteria will provide disclosure, similar to what we have requested in the above comment, to address the extent or scope of any material instance of noncompliance, and the party’s current plans, if any, or actions already undertaken, for remediating the material instance of noncompliance or impacts caused by the material instance of noncompliance.

Response:

We hereby confirm, on behalf of the Company, that in future Form 10-K filings with respect to the Transaction, if any servicing function participant’s report on assessment of compliance with applicable servicing criteria identifies any material instances of noncompliance, the Company will provide disclosure, similar to what is requested above to the extent applicable, to address whether the identified material instances of noncompliance involved the Transaction.

As requested in your letter, we hereby acknowledge, on behalf of the Company, that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

M. Hughes Bates
March 2, 2015

Very truly yours,

/s/ David S. Burkholder
David S. Burkholder